UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

ARIAD Pharmaceuticals, Inc.

(Name of Subject Company)

KIKU MERGER CO., INC.

(Offeror)

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

04033A100

(CUSIP Number of Class of Securities)

James Kehoe

Takeda Pharmaceutical Company Limited

12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668

Tel: +81 3 3278-2111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Paul J. Shim

Kimberly R. Spoerri

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,898,591,936	$567,746.81

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 194,580,850 shares of common stock, par value $0.001 per share, of ARIAD Pharmaceuticals, Inc. multiplied by the offer price of $24.00 per share, (ii) 9,236,071 shares subject to issuance pursuant to granted and outstanding stock options multiplied by $15.11 (which is calculated by subtracting $8.89, the weighted average price of all outstanding stock options, from the offer price of $24.00 per share), (iii) 1,901,731 shares subject to issuance pursuant to granted and outstanding restricted stock units multiplied by the offer price of $24.00 per share, (iv) 1,788,540 shares subject to issuance pursuant to granted and outstanding performance stock units at the greater of (A) the target level of performance for each such performance stock unit and (B) the estimated actual level of performance determined as of January 13, 2017, multiplied by the offer price of $24.00 per share, and (v) 22,000 shares estimated to be subject to outstanding purchase rights under ARIAD’s 2007 Employee Stock Purchase Plan multiplied by the offer price of $24.00 per share. The calculation of the filing fee is based on information provided by ARIAD as of January 13, 2017.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $567,746.81	Filing Party: Kiku Merger Co., Inc. and Takeda Pharmaceutical Company Limited
Form or Registration No: Schedule TO	Date Filed: January 19, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Kiku Merger Co., Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Takeda”), with the Securities and Exchange Commission on January 19, 2017 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of ARIAD Pharmaceuticals, Inc., a Delaware corporation (“ARIAD”), at a price of $24.00 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 12.	Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description

(a)(1)(R)	Press Release, dated February 1, 2017.

(a)(1)(S)	Excerpts from presentation accompanying Q3 Earnings Conference Call, dated February 1, 2017, available on Takeda’s external website.

(a)(1)(T)	Excerpts from transcript of Q3 Earnings Conference Call, dated February 1, 2017, audio available on Takeda’s external website.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Christophe Weber
Name:	Christophe Weber
Title:	President and Chief Executive Officer

KIKU MERGER CO., INC.

By:	/s/ Christophe Bianchi
Name:	Christophe Bianchi
Title:	President

Dated: February 2, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 19, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on January 19, 2017.*

(a)(1)(G)	Press Release, dated January 9, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(H)	Press Release, dated January 9, 2017, as filed with the Tokyo Stock Exchange (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(I)	Tweet from January 9, 2017, by Takeda Oncology (@TakedaOncology) (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(J)	LinkedIn posting from January 9, 2017, by Takeda Oncology (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(K)	Facebook posting from January 9, 2017, by Takeda Oncology (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(L)	Letter, dated January 9, 2017, from Christophe Weber to employees of ARIAD Pharmaceuticals, Inc. (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(M)	Excerpts from presentation at J.P. Morgan Healthcare Conference 2017, dated January 9, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 10, 2017).*

(a)(1)(N)	Presentation Accompanying Conference Call, dated January 9, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 10, 2017).*

(a)(1)(O)	Excerpts from transcript of presentation at J.P. Morgan Healthcare Conference 2017, dated January 9, 2017, link available on Takeda’s external website (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 11, 2017).*

(a)(1)(P)	Transcript of Conference Call, dated January 9, 2017, available on Takeda’s external website (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 11, 2017).*

(a)(1)(Q)	Press Release, dated January 19, 2017.*

(a)(1)(R)	Press Release, dated February 1, 2017.

(a)(1)(S)	Excerpts from presentation accompanying Q3 Earnings Conference Call, dated February 1, 2017, available on Takeda’s external website.

(a)(1)(T)	Excerpts from transcript of Q3 Earnings Conference Call, dated February 1, 2017, audio available on Takeda’s external website.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of January 8, 2017 between ARIAD Pharmaceuticals, Inc., Takeda Pharmaceutical Company Limited and Kiku Merger Co., Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ARIAD Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on January 10, 2017).*

(d)(2)	Confidentiality Agreement, dated as of December 18, 2016, between ARIAD Pharmaceuticals, Inc. and Takeda Pharmaceutical Company Limited.*

(d)(3)	Exclusivity Agreement, dated as of December 26, 2016, among ARIAD Pharmaceuticals, Inc. and Takeda Pharmaceutical Company Limited.*

(d)(4)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ARIAD Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on January 10, 2017).*

(g)	None.

(h)	None.

*	Previously filed.